United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mary Mast

Dan Gordon

August 25, 2023

Re:	PERRIGO Co plc

Form 10-K for the Year Ended December 31, 2022

Filed February 28, 2023

Form 8-K

Filed August 8, 2023

File No. 001-36353

Dear Ms. Mast and Mr. Gordon,

On behalf of Perrigo Co plc (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated August 17, 2023. For your convenience, we have repeated the comments set forth in the Staff’s letter in bold text below and followed the comment with the Company’s response.

Perrigo is proud of our culture of compliance and committed to high quality financial disclosure and reporting. We respectfully acknowledge the Staff’s comments and appreciate this opportunity to explain our views.

Form 8-K dated August 8, 2023

Your reconciliation of Non-GAAP measures includes several line items and subtotals from the Statement of Operations. Please address the following:

•	Tell us why you believe your presentation is consistent with C&DI 102.10(a) and 102.10(c).

Response: We believe our reconciliation of non-GAAP measures is consistent with the guidance in C&DI 102.10(a) and C&DI 102.10(c) because, as presented, it does not give undue prominence to non-GAAP financial measures.

The reconciliation tables are not intended to constitute non-GAAP income statements and are not labeled or presented as income statements. The reconciliations are presented in the tables at the end of the press release and appear after disclosure of the Company’s full GAAP condensed consolidated statement of operations, which is clearly identified as such. Each table in the reconciliations begins with the GAAP measure, which is in bold font, and ends with the adjusted measure in non-bolded font. The purpose and context of the reconciliations are carefully explained in the press release and Form 8-K, and the specific adjusted measures are clearly indicated. As presented, we believe there is little likelihood of an investor confusing the reconciliation tables with the Company’s GAAP financial statements.

The measures and reconciliations are presented in groupings that have been specifically requested from the Company’s investors and analysts. The totality of the presentation is meant to supplement the required reconciliations to provide additional detail on our adjustments to enhance investor understanding and be responsive to the requests that the Company receives from analysts and investors. In addition, the Company believes that by presenting the various reconciliations in the concise format that it has employed, it provides investors with all reconciliations in an integrated and clear presentation. As such, we believe this presentation is fully consistent with Staff guidance and SEC rules and regulations regarding the presentation of non-GAAP financial measures.

•	Tell us the nature of the $10.0 million milestone payments received related to royalty rights adjustment and why you believe the adjustment is consistent with C&DI 100.01.

Response: The milestone payment relates to an agreement in 2006 pursuant to which Elan Pharmaceuticals sold the rights to Prialt™ in Europe (prior to Elan’s acquisition by the Company in 2013). Prialt™ is a non-opioid and non-NSAID analgesic agent used for the management of severe and chronic pain. The agreement provided for three potential milestone payments to Elan upon the achievement of certain net sales thresholds. One such milestone payment of $10.0 million was received in the three months ended July 1, 2023.

The Company exited the business related to this agreement in 2017. Accordingly, we do not consider this amount to be normal or recurring within the meaning of C&DI 100.01 or indicative of the Company’s ongoing operations. A previous milestone payment, which was reported in the fourth quarter of 2017, was similarly excluded from the Company’s adjusted net income in the relevant periods. Moreover, while a single remaining milestone payment under such agreement is possible, the receipt of such payment is uncertain and unlikely to be met, if at all, for many years. As such, we believe the exclusion of this non-recurring gain from adjusted net income to be consistent with Staff guidance, as well as our policy to treat income and gains consistently with expenses and losses when making non-GAAP adjustments.

•	Tell us why the $10.0 million adjustment is added in the Interest and Other column but subtracted in the Income from Continuing Operations column

Response: The Prialt™ milestone payment was recorded on the Company’s condensed consolidated statement of operations as Other (income) expense, net. In both this line item of the income statement and the corresponding column in Table I of the reconciliations, income is expressed as a negative number, as the net amount is subtracted from Operating Income in the calculation of Income from Continuing Operations. Accordingly, to exclude the milestone payment from adjusted net income, there was a negative adjustment to the Income from Continuing Operations column in Table I and a corresponding positive adjustment to the Interest and Other column. We believe showing this detail in our reconciliations is helpful to investors and enhances their ability to compare our performance over time.

We appreciate the opportunity to address the Staff’s comments. If you have any questions regarding our responses, please contact Eduardo Bezerra, Chief Financial Officer, at eduardo.bezerra@perrigo.com.

Very truly yours,

/s/ Eduardo Bezerra
Eduardo Bezerra
Chief Financial Officer

2